FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2002
WASH. D.C. 165 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


02041803

For the transition period from __________ to __________.

Commission file number 1-10582.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIANT TECHSYSTEMS INC. 401(K) PLAN
SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT TECHSYSTEMS INC.
5050 LINCOLN DRIVE
EDINA, MN 55436-1097


PROCESSED
JUL 0 9 2002
THOMSON
FINANCIAL

REQUIRED INFORMATION

1 - 3. Not applicable (see 4 below).

4. The financial statements attached hereto as Exhibit 99 are hereby incorporated herein by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN
SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

Date: June 26, 2002

By: Paula J. Patineau
Paula J. Patineau, Chairperson
Alliant Pension and Retirement Committee

Total Pages 13
Exhibit Index: Page 2

ALLIANT TECHSYSTEMS INC. 401(K) PLAN
SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

FORM 11-K

EXHIBIT INDEX

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

Alliant Techsystems Inc.

We hereby consent to the incorporation by reference in Registration Statement No. 33-48851 of Alliant Techsystems Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement for the year ended December 31, 2001.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 14, 2002

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

Financial Statements as of and for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Alliant Techsystems Inc. 401(k) Plan
Subject to a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Guaranteed investment contracts due from the Honeywell Inc. Investment Plus Plan (Note 3)		$ 281
Participant contribution receivable	$ 78	6
Employer contribution receivable	146,646	104,696
Investments held by the Trust, at fair value (Notes 1 and 9)	73,860,647	80,791,524
NET ASSETS AVAILABLE FOR BENEFITS	$ 74,007,371	$ 80,896,507

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$ 80,896,507	$ 86,223,014
ADDITIONS:		
Employee contributions	3,918,605	3,543,074
Employer contributions	1,088,731	977,987
Interest, net	975,246	1,241,585
Dividends	1,007,741	3,935,914
Net depreciation in fair value of investments	(2,933,395)	(5,731,555)
Other income		828
Total additions	4,056,928	3,967,833
TRANSFERS BETWEEN PLANS	(75,779)	125,750
TRANSFER IN FROM ALLIANT TECHSYSTEMS, INC. FERRULMATIC OPERATIONS EMPLOYEE SAVINGS AND PROFIT SHARING PLAN	33,092	
DEDUCTIONS:		
Distributions to participants	10,890,802	9,408,675
Trustee and administrative fees	12,575	11,415
Total deductions	10,903,377	9,420,090
NET DEDUCTIONS	(6,889,136)	(5,326,507)
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 74,007,371	$ 80,896,507

See notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the Plan) are presented on the accrual basis of accounting.

401(k) Master Trust Agreement - Alliant Techsystems Inc. (the Company) has established a 401(k) Master Trust (the Trust) to serve as the funding medium for the Plan and certain other employee benefit plans of the Company (the Participating Plans). See Note 2 for a description of the Plan. The Plan's equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Trust was approximately 9% and 14%, respectively. Fidelity Trust Management Company is the trustee for the Plan.

Investment Valuation and Income Recognition - Investments, except for guaranteed investment contracts (GICs) which are recorded at contract value, are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Fees range from 0.1% to 2.0% of the fund balance.

Changes in net assets from operations of the Trust are allocated by the trustee to the Participating Plans each day based upon the relationship of the market value of each investment fund attributable to each Participating Plan at the end of the previous day to the total market value of assets held by each fund at the end of the previous day.

Benefits Payable - There were no benefits payable as of December 31, 2001 and 2000.

2. PLAN DESCRIPTION

General Information - The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Company's employees covered under a collective bargaining agreement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was spun off from the Retirement Savings Plan of Honeywell Inc. (the Honeywell Plan) as of December 31, 1990. Assets totaling approximately $8,100,000 were transferred to the Plan in January and February 1991. Certain GICs with the Executive Life Insurance Company (Executive Life) were not transferable and were recorded as a receivable from the Honeywell Plan at December 31, 2000 (see Note 3).

On December 5, 2001, the Alliant Techsystems, Inc. Ferrulmatic Operations Employee Savings and Profit Sharing Plan transferred $33,092 in participant accounts to the Plan subject to a collective bargaining agreement, relating to those participants that are still employed by the Company or an affiliate, or those participants who cannot be located.

The Alliant Techsystems Inc. Pension and Retirement Committee has management and administrative responsibility for the Plan. A summary plan description, which summarizes the provisions of the Plan and is provided to all plan participants, is published.

Contributions - The following contributions are made to the Plan:

a. The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants. The maximum pretax contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines. Participants elect their own contribution levels subject to this maximum percentage. Contributions are also limited to the lesser of $30,000 or 25% of the participant's pay for a plan year.

b. Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the Code) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c. The Company contributes depending on the terms of the applicable collective bargaining agreement.

Participation - Each employee of the Company classified as regular full-time or regular part-time who is employed under a collective bargaining agreement which provides for participation in the Plan, except a person employed by an excluded business unit, automatically becomes a participant on the date of hire by the sponsor or transfer into the Plan. Effective January 1, 2002, all new employees will automatically be enrolled in the Plan at 3% unless the participant declines enrollment or elects to participate at a higher percentage.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one year to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates are calculated quarterly and are based on the prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Vesting - All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Payment of Benefits - On termination of service, a participant may elect to receive a single lump-sum distribution; monthly, quarterly, or annual installments payable over a period of up to 240 months; or to purchase a life annuity contract. If the participant's account has never exceeded $3,500, the distribution will be made in a single lump sum. Effective October 1, 2001, this amount was increased to $5,000.

3. INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

As of January 1, 1991, the Plan's Fixed Income Fund included receivables from the Honeywell Plan related to investments in Executive Life GICs amounting to approximately $800,000. On April 11, 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Accordingly, legal ownership of Executive Life GICs was currently not transferable. Due to the inability of the Honeywell Plan to transfer these funds, the

Plan's sponsor isolated the receivables related to the Executive Life GICs in April 1991, for record-keeping purposes, which represented approximately 16% of the Fixed Income Fund assets at that time.

As of December 31, 2001, all expected distributions have been received from the conservator and state guaranty funds totaling approximately 99% of the contract balance immediately prior to the conservatorship. On August 20, 2001, the Alliant Techsystems Inc. Pension and Retirement Committee authorized the remaining 1%, or $281, of the Executive Life GICs to be written off.

4. PARTIES-IN-INTEREST TRANSACTIONS

There were no prohibited parties-in-interest transactions during the years ended December 31, 2001 and 2000.

5. NET ASSETS AVAILABLE FOR BENEFITS BY FUND

For the contributions described in Note 2, participants have the opportunity to invest in 40 investment options, four of which are closed to new investments.

The Plan Sponsor contributes 100% of the company match into the ATK Stock Fund. For this reason, a portion of the ATK Stock Fund is a nonparticipant-directed fund.

The changes in net assets available for nonparticipant-directed funds for the years ended December 31, 2001 and 2000 are as follows:

	ATK Stock Fund	
	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$ 4,855,231	$ 2,544,139
ADDITIONS:		
Employee contributions	240,815	75,822
Employer contributions	1,004,789	932,441
Interest, net	6,720	3,343
Net appreciation in fair value of investments	3,698,089	1,723,265
Total additions	4,950,413	2,734,871
TRANSFERS, net	(12,295)	2,318
EXCHANGES, net	1,131,927	(215,887)
PARTICIPANT LOANS:		
Repayments	29,181	15,315
Distributions	(72,469)	(19,872)
Total participant loans	(43,288)	(4,557)
DEDUCTIONS:		
Distributions to participants	(898,939)	(203,038)
Trustee and administrative fees	(5,548)	(2,615)
Total deductions	(904,487)	(205,653)
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 9,977,501	$ 4,855,231

The following individual funds represent 5% or more of the Plan's net assets.

	December 31	
	2001	2000
Alliant Techsystems, Inc. Stock Fund	$ 9,977,501*	$ 4,883,944*
U.S. Equity Index Pool	18,633,483	12,253,408
Retirement Government MM Fund	8,538,924	7,994,603
Magellan Fund	5,253,455	6,864,118

*Nonparticipant-directed

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated October 9, 1998 that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is not subject to tax under current tax law. As a result, no provision for income taxes has been included in the Plan's financial statements.

Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan applied for a new determination letter in February 2002 due to plan amendments as disclosed in Note 10.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.

In the event of termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

8. MARKET RISK

The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

9. 401(k) MASTER TRUST AGREEMENT

The following table presents the values of investments for the Trust as of December 31:

	2001	2000
Investments at fair value:		
Short-term investment fund	$ 54,692,953	$ 50,845,181
Income funds	19,746,782	14,768,097
Growth and income funds	299,315,143	179,192,979
Growth funds	225,311,785	219,581,879
International funds	16,080,352	22,317,084
Alliant Techsystems Inc. Stock Fund	130,250,059	72,617,517
Hercules Inc. Stock Fund	2,792,177	6,136,743
Alcoa Stock Fund	34,416,254	
Blended Interest Fund	34,222,840	37,031,993
Participant Loan Fund	27,633,687	9,305,061
	$ 844,462,032	$ 611,796,534
Alliant Techsystems Inc. 401(k) Plan	$ 770,601,385	$ 531,005,010
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	73,860,647	80,791,524
	$ 844,462,032	$ 611,796,534

Investment income for the Trust is as follows for the years ended December 31:

	2001	2000
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Income funds	$ (30,499)	$ 486,224
Growth and income funds	(18,541,805)	(16,682,409)
Growth funds	(32,523,174)	(39,772,727)
International funds	(3,536,908)	(7,190,269)
Alliant Techsystems Inc. Stock Fund	53,747,421	26,718,844
Hercules Inc. Stock Fund	(2,855,417)	(2,983,067)
	(3,740,382)	(39,423,404)
Interest	2,850,226	3,980,737
Dividends	8,253,791	36,793,922
Other (loss) income		(2,830)
	$ 7,363,635	$ 1,348,425
Alliant Techsystems Inc. 401(k) Plan	$ 8,314,043	$ 1,901,653
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	(950,408)	(553,228)
	$ 7,363,635	$ 1,348,425

10. PLAN AMENDMENTS

Effective January 1, 2002, the Plan was amended to increase elective deferrals under the Plan to 20% of compensation.

Also effective January 1, 2002, the Plan was amended to eliminate all optional forms of settlement other than the 100% lump-sum option and the installment option, including eliminating the life annuity option, joint life annuity options, and QJ&SA contracts, and the elimination of the requirements for spousal or written consent.

The Plan was amended to permit participants age 50 or older to change investment options on up to 25% of their investments in their company matching account on January 1, 2002 out of company stock and into any other investment options. On January 1, 2003, 33% of the restricted company stock in the company matching accounts as of January 1, 2003 shall be unrestricted for investment options for participants age 50 on or after January 1, 2003. Effective January 1, 2004, 50% of the restricted company stock in the company matching account as of January 1, 2004 shall be unrestricted for investment purposes for participants age 50 or older. Effective January 1, 2005, all company stock in the company matching accounts of participants age 50 and older will be unrestricted and may be changed into other investment options.

Effective April 1, 2002, the Plan was amended to permit participants who have terminated employment from the Company and all of its affiliates to change investment in their company match accounts from company stock to other investment options available under the Plan.